Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2024 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, February 13, 2025 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 86.0% in Q4 24’ versus 68.5% in Q4 23’.

•	Almost 180% increase in Q4 24’ time charter days compared to Q4 23’, as two of our product tankers and one newly acquired bulk carrier were under time charter (“TC”) employment for the whole period.

•	For the 12M 24’ period our operational utilization was 78.3%. 69% of our fleet calendar days were dedicated to spot activity, while 29% to time charter activity.

•	Delivery of the product tanker, Clean Imperial on January 10, 2025. With this vessel addition, our tanker fleet totals nine ships.

•	Revenues of $26.2 million in Q4 24’ compared to $29.9 million in Q4 23’, representing a 12.4% decline due primarily to decreased spot market rates.

•	Net income of $3.9 million in Q4 24’ compared to $6.5 million in Q4 23’. In Q4 24’ we incurred a $3.3 million foreign exchange loss.

•	Cash and cash equivalents including time deposits of $206.7 million as of December 31, 2024, compared to $124.0 million as of December 31, 2023, representing a 66.7% increase.

•	For the 12M 24’ period our net income was $50.2 million, while our operating cash flow amounted to $77.7 million.

•	Recurring profitability and a debt-free capital structure facilitate robust cash flow generation and low breakeven points.

Fourth Quarter 2024 Results:

•

Revenues for the three months ended December 31, 2024 amounted to $26.2 million, a decrease of $3.7 million, or 12.4%, compared to revenues of $29.9 million for the three months ended December 31, 2023, primarily due to a decrease in the spot market rates.

•

Voyage expenses and vessels’ operating expenses fo r the three months ended December 31, 2024 were $8.5 million and $6.7 million, respectively, compared to $13.8 million and $5.7 million, respectively, for the three months ended December 31, 2023. The $5.3 million decrease in voyage expenses is mainly attributed to increased time charter activity leading to a decline of spot days by 10.3%. The decline in spot days along with the decrease in the Suez Canal transits compared to the same period of last year, led to decreased bunker consumption by 15.6% and lower port expenses by 44.9%. The $1.0 million increase in vessels’ operating expenses is primarily due to the increased size of our fleet by an average of 2.0 vessels between the two periods.

•

Drydocking costs for the three months ended December 31, 2024 and 2023 were $0.2 million and $2.5 million, respectively. This decrease is due to the fact that during the three months ended December 31, 2024, no vessel underwent drydocking and charges related only to a drydocking which took place at the end of the third quarter of 2024, while one of our suezmax tankers and one of our handysize dry vessels underwent drydocking in the fourth quarter of last year.

•

General and administrative costs for the three months ended December 31, 2024 and 2023 were $1.0 million and $1.2 million, respectively. This change is mainly attributed to the decrease in stock-based compensation costs.

•

Depreciation for the three months ended December 31, 2024 and 2023 was $4.5 million and $3.5 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•	Management fees for each of the three months ended December 31, 2024 and 2023 were $0.4 million.

•

Interest and finance costs for the three months ended December 31, 2024 and 2023 were $0.3 million and $0.01 million, respectively. The $0.3 million of costs for the three months ended December 31, 2024 relate mainly to accrued interest expense – related party in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which is payable by May 2025.

•

Interest income for the three months ended December 31, 2024 was $2.3 million as compared to $2.0 million for the three months ended December 31, 2023. The $0.3 million increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Foreign exchange gain/(loss) for the three months ended December 31, 2024 was a loss of $3.3 million as compared to a gain of $1.4 million for the three months ended December 31, 2023. The $3.3 million foreign exchange loss for the three months ended December 31, 2024, is mainly attributed to the decline in the euro/dollar exchange rate and to the higher amount of funds placed under time deposits in euro.

•

As a result of the above, for the three months ended December 31, 2024, the Company reported net income of $3.9 million, compared to net income of $6.5 million for the three months ended December 31, 2023. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended December 31, 2024. The weighted average number of shares of common stock outstanding, basic, for the three months ended December 31, 2024 was 32.7 million. Earnings per share, basic and diluted, for the three months ended December 31, 2024 amounted to $0.10 and $0.10, respectively, compared to loss per share, basic and diluted, of $0.02 and $0.02, respectively, for the three months ended December 31, 2023.

•

Adjusted net income[1] was $4.6 million corresponding to an Adjusted EPS[1], basic of $0.12 for the three months ended December 31, 2024 compared to an Adjusted net income of $7.2 million corresponding to an Adjusted EPS, basic, of $0.01 for the same period of last year.

•	EBITDA[1] for the three months ended December 31, 2024 amounted to $6.4 million, while Adjusted EBITDA[1] for the three months ended December 31, 2024 amounted to $7.1 million.

•	An average of 11.0 vessels were owned by the Company during the three months ended December 31, 2024 compared to 9.0 vessels for the same period of 2023.

Twelve months 2024 Results:

•

Revenues for the twelve months ended December 31, 2024 amounted to $147.5 million, representing a decrease of $36.2 million, or 19.7%, compared to revenues of $183.7 million for the twelve months ended December 31, 2023, primarily due to softer market spot rates. As of the end of 2024, daily spot market rates were about $22,000 for standard product tankers versus $33,000 as of the end of the same period of 2023 and $30,000 for standard suezmax tankers as opposed to $60,000 as of the end of the same period of 2023.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2024 were $52.0 million and $26.4 million, respectively, compared to $62.5 million and $25.6 million, respectively, for the twelve months ended December 31, 2023. The $10.5 million decrease in voyage expenses is mainly attributed to a reduction in port expenses due to decreased transits through the Suez Canal and a decrease in voyage commissions resulting from lower market rates and consequently softer revenue generation. The $0.8 million increase in vessels’ operating expenses was primarily due to the increase in the average number of vessels.

•

Drydocking costs for the twelve months ended December 31, 2024 and 2023 were $1.7 million and $6.6 million, respectively. This decrease is due to the fact that during the twelve months ended December 31, 2024 two tanker vessels underwent drydocking, while in the same period of last year three of our product tankers, one of our suezmax tankers and two of our drybulk carriers underwent drydocking.

•	General and administrative costs for each of the twelve months ended December 31, 2024 and 2023 were $4.9 million.

•

Depreciation for the twelve months ended December 31, 2024 was $17.0 million, a $1.4 million increase from $15.6 million for the same period of last year, mainly due to the depreciation of the vessels added in the fleet during 2024.

•

Management fees for the twelve months ended December 31, 2024 and 2023 were $1.7 million and $1.6 million, respectively. The increase of $0.1 million is attributable to the slight increase in the average number of vessels in our fleet.

•	Other operating income for the twelve months ended December 31, 2024 was $1.9 million and related to the collection of a claim in connection with repairs undertaken in prior years.

•

Net loss on sale of vessel/ Net gain on sale of vessel – related party for the twelve months ended December 31, 2024 was a loss of $1.6 million and related to the sale of the Aframax tanker Gstaad Grace II to a third party whereas net gain on sale of vessel for the twelve months ended December 31, 2023 was $8.2 million and related to the sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc., a related party.

•

Impairment loss for the twelve months period ended December 31, 2024 and 2023 stood at nil and $9.0 million, and related to the spin-off of two drybulk carriers to C3is Inc. in 2023. The decline of drybulk vessels’ fair values, at the time of the spin off, compared to one year before when these vessels were acquired resulted in the incurrence of impairment loss.

•

Interest and finance costs for the twelve months ended December 31, 2024 and 2023 were $0.4 million and $1.8 million, respectively. The $0.4 million of costs for the twelve months ended December 31, 2024 relate mainly to accrued interest expense – related party in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which is payable by May 2025. The $1.8 million of costs for the twelve months ended December 31, 2023 related mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt.

•

Interest income for the twelve months ended December 31, 2024 and 2023 was $8.3 million and $5.8 million, respectively. The increase is mainly attributed to the interest earned from the time deposits held by the Company as well as the interest income – related party for the twelve months ended December 31, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which was received in July 2024.

•

As a result of the above, the Company reported net income for the twelve months ended December 31, 2024 of $50.2 million, compared to a net income of $71.1 million for the twelve months ended December 31, 2023. The weighted average number of shares outstanding, basic, for the twelve months ended December 31, 2024 was 29.9 million. Earnings per share, basic and diluted, for the twelve months ended December 31, 2024 amounted to $1.54 and $1.40, respectively, compared to earnings per share, basic and diluted, of $3.22 and $2.93 for the twelve months ended December 31, 2023.

•

Adjusted Net Income was $55.1 million corresponding to an Adjusted EPS, basic of $1.70 for the twelve months ended December 31, 2024 compared to adjusted net income of $74.4 million, corresponding to an Adjusted EPS, basic of $3.39 for the same period of last year.

•	EBITDA for the twelve months ended December 31, 2024 amounted to $59.2 million while Adjusted EBITDA for the twelve months ended December 31, 2024 amounted to $64.2 million.

•	An average of 10.4 vessels were owned by the Company during the twelve months ended December 31, 2024 compared to 10.0 vessels for the same period of 2023.

•	As of December 31, 2024, cash and cash equivalents including time deposits amounted to $206.7 million and total bank debt amounted to nil.

1 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of February 13, 2025, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	May 2025
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	August 2027
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Time Charter	January 2026
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers(2)
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	February 2025
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	February 2025
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	March 2025
Fleet Total			751,000 dwt

(1)	Earliest date charters could expire.
(2)	We have contracted to acquire seven Japanese built drybulk carriers, aggregating approximately 443,000 dwt, which are expected to be delivered to us between February 2025 and May 2025.

CEO Harry Vafias Commented

For yet another year Imperial Petroleum demonstrated exceptional results; we continued to be consistent with profitability, cash flow generation and fleet growth across the quarters. Market conditions in 2024 were somewhat softer than 2023 when tanker rates oscillated around all time high levels. Nevertheless, our debt free fleet of eleven vessels managed to generate $50 million of profit and maintain an enviable cash base of $207 million. In the period ahead our key focus is to materialize our already announced fleet growth plans, sustain our profitable momentum and as always, seek opportunities to enhance the value of our Company.

Conference Call details:

On February 13, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI127dcd86b3bd4efc8d71152e3b8a8800

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels on the water - seven M.R. product tankers, two suezmax tankers and three handysize drybulk carriers - with a total capacity of 751,000 deadweight tons (dwt), and has contracted to acquire an additional seven drybulk carriers of 443,000 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 19 vessels. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2023 and 2024.

FLEET DATA	Q4 2023	Q4 2024	12M 2023	12M 2024
Average number of vessels (1)	9.00	11.00	10.00	10.39
Period end number of owned vessels in fleet	9	11	9	11
Total calendar days for fleet (2)	828	1,012	3,650	3,801
Total voyage days for fleet (3)	789	1,010	3,481	3,700
Fleet utilization (4)	95.3%	99.8%	95.4%	97.3%
Total charter days for fleet (5)	160	446	1,058	1,092
Total spot market days for fleet (6)	629	564	2,423	2,608
Fleet operational utilization (7)	68.5%	86.0%	75.1%	78.3%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net (gain)/loss on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net (gain)/loss on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income attributable to common shareholders divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended December 31st,		Twelve Months Period Ended December 31st,
	2023	2024	2023	2024
Net Income - Adjusted Net Income
Net income	6,463,943	3,917,661	71,134,002	50,157,772
Less/Plus net (gain)/loss on sale of vessel	—	—	(8,182,777)	1,589,702
Plus impairment loss	—	—	8,996,023	—
Plus share based compensation	752,407	665,062	2,434,855	3,397,082
Adjusted Net Income	7,216,350	4,582,723	74,382,103	55,144,556
Net income - EBITDA
Net income	6,463,943	3,917,661	71,134,002	50,157,772
Plus interest and finance costs	11,139	276,622	1,821,908	398,320
Less interest income	(2,004,611)	(2,268,975)	(5,833,756)	(8,305,517)
Plus depreciation	3,485,073	4,466,447	15,629,116	16,991,900
EBITDA	7,955,544	6,391,755	82,751,270	59,242,475
Net income - Adjusted EBITDA
Net income	6,463,943	3,917,661	71,134,002	50,157,772
Less/Plus net (gain)/loss on sale of vessel	—	—	(8,182,777)	1,589,702
Plus impairment loss	—	—	8,996,023	—
Plus share based compensation	752,407	665,062	2,434,855	3,397,082
Plus interest and finance costs	11,139	276,622	1,821,908	398,320
Less interest income	(2,004,611)	(2,268,975)	(5,833,756)	(8,305,517)
Plus depreciation	3,485,073	4,466,447	15,629,116	16,991,900
Adjusted EBITDA	8,707,951	7,056,817	85,999,371	64,229,259
EPS Numerator
Net income	6,463,943	3,917,661	71,134,002	50,157,772
Less: Cumulative dividends on preferred shares	(462,225)	(435,246)	(2,130,254)	(1,740,983)
Less: Undistributed earnings allocated to non-vested shares	—	(122,899)	(2,508,399)	(2,311,172)
Less: Deemed dividend from the conversion of the Series C Preferred Shares	(6,507,789)	—	(6,507,789)	—
Net (loss)/ income attributable to common shareholders, basic	(506,071)	3,359,516	59,987,560	46,105,617
Denominator
Weighted average number of shares	23,566,153	32,729,505	18,601,539	29,933,920

EPS - Basic	(0.02)	0.10	3.22	1.54
Adjusted EPS Numerator
Adjusted net income	7,216,350	4,582,723	74,382,103	55,144,556
Less: Cumulative dividends on preferred shares	(462,225)	(435,246)	(2,130,254)	(1,740,983)
Less: Undistributed earnings allocated to non-vested shares	(12,908)	(146,370)	(2,638,768)	(2,549,216)
Less: Deemed dividend from the conversion of the Series C Preferred Shares	(6,507,789)	—	(6,507,789)	—
Adjusted net income attributable to common shareholders, basic	233,428	4,001,107	63,105,292	50,854,357
Denominator
Weighted average number of shares	23,566,153	32,729,505	18,601,539	29,933,920
Adjusted EPS, Basic	0.01	0.12	3.39	1.70

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended December 31,		Twelve Month Periods Ended December 31,
	2023	2024	2023	2024
Revenues
Revenues	29,881,814	26,211,665	183,725,820	147,479,980
Expenses
Voyage expenses	13,470,678	8,122,190	60,276,962	50,168,529
Voyage expenses - related party	348,535	338,262	2,253,979	1,856,361
Vessels’ operating expenses	5,541,258	6,561,878	25,295,851	26,044,734
Vessels’ operating expenses - related party	117,500	89,500	346,583	328,000
Drydocking costs	2,454,960	195,418	6,551,534	1,691,361
Management fees - related party	364,320	445,280	1,606,440	1,672,440
General and administrative expenses	1,173,120	994,777	4,934,468	4,894,070
Depreciation	3,485,073	4,466,447	15,629,116	16,991,900
Other operating income	—	—	—	(1,900,000)
Impairment loss	—	—	8,996,023	—
Net gain on sale of vessel - related party	—	—	(8,182,777)	—
Net loss on sale of vessel	—	—	—	1,589,702

Total expenses	26,955,444	21,213,752	117,708,179	103,337,097

Income from operations	2,926,370	4,997,913	66,017,641	44,142,883

Other (expenses)/income
Interest and finance costs	(11,139)	(3,508)	(1,821,908)	(16,269)
Interest expense - related party	—	(273,114)	—	(382,051)
Interest income	1,260,971	2,268,975	4,470,396	6,668,877
Interest income - related party	743,640	—	1,363,360	1,636,640
Dividend income from related party	191,667	191,667	404,167	762,500
Foreign exchange gain/(loss)	1,352,434	(3,264,272)	700,346	(2,654,808)

Other income/(expenses), net	3,537,573	(1,080,252)	5,116,361	6,014,889

Net Income	6,463,943	3,917,661	71,134,002	50,157,772

Earnings per share
- Basic	(0.02)	0.10	3.22	1.54

- Diluted	(0.02)	0.10	2.93	1.40

Weighted average number of shares
- Basic	23,566,153	32,729,505	18,601,539	29,933,920

- Diluted	23,566,153	34,704,542	22,933,671	33,008,816

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents	91,927,512	79,783,531
Time deposits	32,099,810	126,948,481
Receivables from related parties	37,906,821	—
Trade and other receivables	13,498,813	13,456,083
Other current assets	302,773	652,769
Inventories	7,291,123	7,306,356
Advances and prepayments	161,937	250,562

Total current assets	183,188,789	228,397,782

Non current assets
Operating lease right-of-use asset	—	78,761
Vessels, net	180,847,252	208,230,018
Investment in related party	12,798,500	12,798,500

Total non current assets	193,645,752	221,107,279

Total assets	376,834,541	449,505,061

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,277,118	5,243,872
Payable to related parties	2,324,334	18,725,514
Accrued liabilities	3,008,500	3,370,020
Operating lease liability, current portion	—	78,761
Deferred income	919,116	1,419,226

Total current liabilities	14,529,068	28,837,393

Total liabilities	14,529,068	28,837,393

Commitments and contingencies
Stockholders’ equity
Common stock	332,573	382,755
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(5,885,727)	(8,390,225)
Additional paid-in capital	270,242,635	282,642,357
Retained earnings	97,607,873	146,024,662

Total stockholders’ equity	362,305,473	420,667,668

Total liabilities and stockholders’ equity	376,834,541	449,505,061

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Twelve Month Periods Ended December 31,
	2023	2024
Cash flows from operating activities
Net income for the year	71,134,002	50,157,772
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,629,116	16,991,900
Amortization of deferred finance charges	474,039	—
Non - cash lease expense	62,609	71,237
Share based compensation	2,434,855	3,397,082
Impairment loss	8,996,023	—
Net gain on sale of vessel – related party	(8,182,777)	—
Net loss on sale of vessel	—	1,589,702
Unrealized foreign exchange (gain)/loss on time deposits	(426,040)	1,983,810
Dividend income from related party	(404,167)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(6,477,912)	42,730
Other current assets	(62,771)	(349,996)
Inventories	(1,908,513)	(15,233)
Changes in operating lease liabilities	(62,609)	(71,237)
Advances and prepayments	(181,990)	(88,625)
Due from related parties	(2,940,967)	2,206,821
Increase/(decrease) in
Trade accounts payable	118,523	(2,173,926)
Due to related parties	—	3,091,759
Accrued liabilities	1,383,841	361,520
Deferred income	(54,903)	500,110

Net cash provided by operating activities	79,530,359	77,695,426

Cash flows from investing activities
Dividends income received	241,667	—
Proceeds from sale of vessel, net	3,865,890	41,153,578
Acquisition and improvement of vessels	(28,145,103)	(74,672,266)
Increase in bank time deposits	(167,501,480)	(247,603,451)
Maturity of bank time deposits	203,827,710	150,770,970
Proceeds from seller financing	—	35,700,000

Net cash provided by/(used in) investing activities	12,288,684	(94,651,169)

Cash flows from financing activities
Proceeds from exercise of stock options	—	475,000
Proceeds from equity offerings	29,070,586	—

Proceeds from warrants exercise	—	8,600,000
Stock issuance costs	(1,492,817)	—
Issuance costs on warrants exercise	—	(22,178)
Stock repurchase	(5,885,727)	(2,504,498)
Warrants repurchase	(1,521,738)	—
Dividends paid on preferred shares	(2,130,254)	(1,736,562)
Loan repayments	(70,438,500)	—
Cash retained by C3is Inc. at spin-off	(5,000,000)	—

Net cash (used in)/provided by financing activities	(57,398,450)	4,811,762

Net increase/(decrease) in cash and cash equivalents	34,420,593	(12,143,981)
Cash and cash equivalents at beginning of year	57,506,919	91,927,512

Cash and cash equivalents at end of year	91,927,512	79,783,531

Cash breakdown
Cash and cash equivalents	91,927,512	79,783,531

Total cash and cash equivalents shown in the statements of cash flows	91,927,512	79,783,531